                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D
                            (Rule 13d-101)
-------------------------------------------------------------------------------

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  13d-1(A) AND AMENDMENTS THERETO FILED
                        PURSUANT TO RULE 13d-2(a)
                          (AMENDMENT NO.   2  )1
                                        ------

                         Aftermarket Technology Corp.
-------------------------------------------------------------------------------
                                 (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   008318 10 7
-------------------------------------------------------------------------------
                                 (CUSIP Number)

      Joseph Salamunovich, 1 Oak Hill Center, Suite 400, Westmont, IL 60559
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 5, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following / /.

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                            (Page 1 of 38 Pages)

--------------------------

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008318107                   13D                Page  2  of  38  Pages
          ---------                                           ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Aurora Equity Partners L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /

     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               8,417,115
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  3,333,272
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  8,417,115
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     11,750,387
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

     N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     57.8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D                Page  3  of  38  Pages
          ---------                                           ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Aurora Overseas Equity Partners I, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /

     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Cayman Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,343,763
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  3,333,272
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,343,763
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,677,035
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

     N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     23.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D                Page  4  of  38  Pages
          ---------                                           ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Aurora Capital Partners L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /

     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               8,417,115
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  3,333,272
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  8,417,115
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     11,750,387
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

     N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     57.8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D                Page  5  of  38  Pages
          ---------                                           ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Aurora Overseas Capital Partners L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /

     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Cayman Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,343,763
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  3,333,272
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,343,763
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,677,035
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

     N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     23.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D                Page  6  of  38  Pages
          ---------                                           ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Aurora Advisors, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /

     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               8,417,115
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  3,333,272
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  8,417,115
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     11,750,387
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

     N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     57.8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D                Page  7  of  38  Pages
          ---------                                           ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Aurora Overseas Advisors, Ltd.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /

     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Cayman Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,343,763
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  3,333,272
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,343,763
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,677,035
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

     N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     23.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D                Page  8  of  38  Pages
          ---------                                           ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Richard R. Crowell
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /

     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  13,094,150
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  169,998
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  9,760,878
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     13,094,150
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

     N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     64.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D                Page  9  of  38  Pages
          ---------                                           ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Gerald L. Parsky
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /

     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  13,094,150
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  339,676
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  9,760,878
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     13,094,150
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

     N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     64.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D               Page  10  of  38  Pages
          ---------                                          ----    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Richard K. Roeder
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /

     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  13,094,150
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  114,434
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  9,760,878
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     13,094,150
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

     N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     64.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D               Page  11  of  38  Pages
          ---------                                          ----    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Trustees of General Electric Pension Trust
     I.R.S. #14-6015763
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /

     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     New York
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  2,038,152
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  2,038,152
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,038,152
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

     N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     10.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     EP
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D               Page  12  of  38  Pages
          ---------                                          ----    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     General Electric Investment Corporation, as Investment Manager to GEPT
     (as defined below)
     I.R.S. #22-2152310
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /

     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  2,038,152
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  2,038,152
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,038,152
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

     N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     10.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IA, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D               Page  13  of  38  Pages
          ---------                                          ----    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     General Electric Company
     I.R.S. #14-0689340
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  /x/


-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     New York
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  Disclaimed (See 11 below)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  Disclaimed (See 11 below)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     Beneficial ownership of all shares disclaimed by General Electric Company
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* /x/

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     N/A
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                  13D               Page  14  of  38  Pages
          ---------                                         ----    ----


Item 1.           SECURITY AND ISSUER.

                  This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Aftermarket Technology Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1 Oak Hill Center, Suite 400, Westmont, IL 60559.

Item 2.           IDENTITY AND BACKGROUND.

                  This Schedule 13D is being filed by Aurora Equity Partners L.P., a Delaware limited partnership ("AEP"), Aurora Overseas Equity Partners I, L.P., a Cayman Islands exempted limited partnership ("AOEP"), Aurora Capital Partners L.P., a Delaware limited partnership ("ACP"), Aurora Overseas Capital Partners L.P., a Cayman Islands exempted limited partnership ("AOCP"), Aurora Advisors, Inc., a Delaware corporation ("AAI"), Aurora Overseas Advisors, Ltd., a Cayman Islands exempted company ("AOAL"), Richard
R. Crowell, a United States citizen ("Crowell"), Gerald L. Parsky, a United States citizen ("Parsky"), Richard K. Roeder, a United States citizen ("Roeder"), the Trustees of General Electric Pension Trust, a New York common law trust ("GEPT"), its investment manager, General Electric Investment Corporation, a Delaware corporation and a wholly owned subsidiary of General Electric Company ("GEIC"), and General Electric Company, a New York corporation ("GE"). AEP, AOEP, ACP, AOCP, AAI, AOAL, Crowell, Roeder, Parsky, GEPT, GEIC and GE are collectively referred to herein as the "Reporting Persons." Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

                  The principal business of AEP and AOEP is that of a private investment partnership. The general partner of AEP is ACP, whose general partner is AAI. The general partner of AOEP is AOCP, whose general partner is AOAL. AEP and AOEP are hereinafter referred to as the "Aurora Partnerships."

                  Crowell, Parsky and Roeder are the sole stockholders and directors of AAI and AOAL and are limited partners of ACP and AOCP and may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by AEP and AOEP. Each of such individual's primary occupation is as a managing director of ACP. For information with respect to the identity and principal occupation of each executive officer of AAI, see Schedule A attached hereto and incorporated by reference herein. AOAL has no executive officers.

                  The principal business of GEPT is as a pension trust organized for the benefit of certain employees of General Electric Company. With limited exceptions, GEPT has irrevocably agreed to vote all shares held by it in such manner as the Aurora Partnerships shall determine, to such extent as its fiduciary duties under the Employee Retirement Income Security Act of 1974 shall allow. This provision terminates upon the transfer of such shares. GEIC is a registered investment advisor and acts as investment manager to GEPT and thus shares in GEPT's voting and dispositive power. GEIC is a wholly owned subsidiary of GE and GE reports whenever GEIC reports, although it disclaims beneficial ownership of any and all shares held by GEPT. GEPT, GEIC and GE are hereinafter referred to as the "GE Entities."

                  Certain stockholders of the Issuer, including GEPT, have granted to the Aurora Partnerships an irrevocable proxy pursuant to which the Aurora Partnerships can vote the shares subject to the proxy in such manner as the Aurora Partnerships shall determine in their respective sole and absolute discretion. See Item 6 ("Stockholders Agreement") for additional information concerning the terms of the irrevocable proxy.

CUSIP No. 008318107                  13D               Page  15  of  38  Pages
          ---------                                         ----    ----


                  The principal business and office address of AEP, ACP and AAI is 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The principal business and office address of AOEP, AOCP and AOAL is West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I. The principal business and office address of Messrs. Crowell, Parsky and Roeder is Aurora Capital Partners L.P., 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The principal business and office address of GEPT is c/o General Electric Investment Corporation, 3003 Summer Street, Stamford, CT 06905,
Attn: Michael Pastore, Esq., the principal business and office address of GEIC is 3003 Summer Street, Stamford, CT 06905, Attn: Michael Pastore, Esq., and the principal business and office address of GE is 3135 Easton Turnpike, Fairfield, CT 06431.

                  See Schedule B attached hereto and incorporated by reference herein for information with respect to the identity and principal occupation of each (i) executive officer and director of GE (ii) Trustee of GEPT and (iii) executive officer and director of GEIC.

                  Except as set forth below, during the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules A or B has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  HER MAJESTY'S INSPECTORATE OF POLLUTION V. IGE MEDICAL SYSTEMS LIMITED (St. Albans Magistrates Court, St. Albans, Hersfordshire, England, Case No. 04/00320181).

                  In April, 1994, General Electric Medical System's U.K. subsidiary, IGE Medical Systems Limited ("IGEMS") discovered the loss of a radioactive barium source at the Radlett, England, facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution ("HMIP") charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent . . . loss of any registered source."

                  At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay a fine of L5,000 and assessed costs of L5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

                  All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedules A and B are United States citizens, except that Paolo Fresco, Director of GE, is a citizen of Italy, Claudio X. Gonzalez, Director of GE, is a citizen of Mexico,

CUSIP No. 008318107                  13D               Page  16  of  38  Pages
          ---------                                         ----    ----


Andrea Jung, Director of GE, is a citizen of Canada, and G.S. Malm, Senior Vice President of GE, is a citizen of Sweden.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As of January 29, 1999, AEP owned 6,971,061 shares of Common Stock and AOEP owned 1,112,917 shares of Common Stock. As more fully described in Item 5(c) hereof, from February 1, 1999 to September 1, 1999, AEP utilized an aggregate of $11,212,388 of its working capital to purchase an aggregate of 1,446,054 shares of Common Stock. From February 1, 1999 to September 1, 1999, AOEP utilized an aggregate of $1,789,804 of its working capital to purchase an aggregate of 230,846 shares of Common Stock. The working capital was provided by capital contributions to AEP and AOEP from their respective general and limited partners. From February 1, 1999 to September 1, 1999, Parsky utilized an aggregate of $1,077,482 of his personal funds to purchase an aggregate of 200,000 shares of Common Stock. From February 1, 1999 to September 1, 1999, Roeder utilized an aggregate of $478,519 of his personal funds to purchase an aggregate of 75,000 shares of Common Stock. From February 1, 1999 to September 1, 1999, Crowell utilized an aggregate of $531,876 of his personal funds to purchase an aggregate of 100,000 shares of Common Stock.

Item 4.           PURPOSE OF TRANSACTION.

                  AEP and AOEP have commenced a program through Morgan Stanley Dean Witter for the purchase of up to 10.4 million shares of the Company's common stock (the "Purchase Program"). The shares of Common Stock purchased by AEP, AOEP, Parsky, Crowell and Roeder through the Purchase Program have been acquired for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer. The Reporting Persons may decide to increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

                  Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) and (b) As of September 1, 1999, AEP, ACP and AAI may be deemed to beneficially own 11,750,387 shares of Common Stock, representing approximately 57.8% of the total outstanding shares of Common Stock (based on the number of shares of the Issuer's Common Stock outstanding as of July 16, 1999, as reported in the Issuer's Form 10-Q). AEP, ACP and AAI have sole voting and dispositive power with respect to 8,417,115 shares of Common Stock and shared voting power with respect to 3,333,272 shares of Common Stock.

                  As of the same date, AOEP, AOCP and AOAL may be deemed to beneficially own 4,677,035 shares of Common Stock, representing approximately 23.0% of the total outstanding shares of Common Stock. AOEP, AOCP and AOAL have sole voting and dispositive power with respect to 1,343,763 shares of Common Stock and shared voting power with respect to 3,333,272 shares of Common Stock.

                  Of the 3,333,272 shares for which AEP, AOEP, ACP, AOCP, AAI and AOAL have shared voting power, 2,038,152 shares are owned by GEPT and 1,295,120 shares are subject to an irrevocable proxy granted to AEP and AOEP by certain holders of Common Stock,

CUSIP No. 008318107                  13D               Page  17  of  38  Pages
          ---------                                         ----    ----


including Crowell, Parsky and Roeder, certain other limited partners of AEP and certain affiliates of a limited partner of AOEP. The proxy terminates upon the transfer of such shares.

                  As of the same date, Messrs. Crowell, Parsky and Roeder may be deemed to each beneficially own 13,094,150 shares of Common Stock, representing approximately 64.4% of the total outstanding shares of Common Stock. Messrs. Crowell, Parsky and Roeder have shared voting power with respect to 13,094,150 shares of Common Stock and shared dispositive power with respect to 9,760,878 shares of Common Stock, and sole dispositive power with respect to 169,998, 339,676 and 114,434 shares of Common Stock, respectively. Of the 13,094,150 shares for which Crowell, Parsky and Roeder have shared voting power, 8,417,115 shares are owned by AEP, 1,343,763 shares are owned by AOEP, 2,038,152 shares are owned by GEPT and 1,295,120 shares are subject to an irrevocable proxy granted to AEP and AOEP by certain holders of Common Stock, including Crowell, Parsky and Roeder, certain other limited partners of AEP and certain affiliates of a limited partner of AOEP. The proxy terminates upon the transfer of such shares. Of the 9,760,878 shares for which Crowell, Parsky and Roeder have shared dispositive power, 8,417,115 shares are owned by AEP and 1,343,763 shares are owned by AOEP.

                  As of the same date, Mr. Frederick J. Elsea, III, Chief Financial Officer of AAI and ACP, may be deemed to beneficially own 20,160 shares of Common Stock, representing approximately 0.1% of the total outstanding shares of Common Stock. Mr. Elsea has sole dispositive power and shared voting power with respect to the 20,160 shares of Common Stock. The 20,160 shares of Common Stock for which Mr. Elsea has shared voting power are subject to an irrevocable proxy granted to AEP and AOEP.

                  As of the same date, GEPT and GEIC may be deemed to beneficially own 2,038,152 shares of Common Stock, representing approximately 10.0% of the total outstanding shares of Common Stock. GEPT and GEIC have shared voting and dispositive power with respect to 2,038,152 shares of Common Stock. GE disclaims beneficial ownership of any and all shares held by GEPT.

                  (c) Pursuant to the Purchase Program, AEP acquired a total of 1,446,054 shares of Common Stock through open market purchases as follows:

           NO. OF SHARES                   DATE ACQUIRED

               32,722                        Feb. 3, 1999
               10,779                       Feb. 26, 1999
               10,779                       March 1, 1999
                3,234                       March 2, 1999
                8,623                       March 4, 1999
                9,054                       March 5, 1999
               15,285                       March 8, 1999
               15,090                       March 9, 1999
               17,677                      March 10, 1999
               11,210                      March 11, 1999
              169,356                      March 16, 1999
                4,312                      March 17, 1999
              447,967                      March 19, 1999
                8,623                      March 31, 1999
                3,234                       April 6, 1999
                2,156                       April 7, 1999
                4,312                       April 8, 1999
                5,389                       April 9, 1999

CUSIP No. 008318107                  13D               Page  18  of  38  Pages
          ---------                                         ----    ----


           NO. OF SHARES                   DATE ACQUIRED

               34,488                      April 13, 1999
               21,555                      April 14, 1999
               10,346                      April 15, 1999
               21,555                      April 20, 1999
                8,622                      April 22, 1999
                4,311                         May 4, 1999
               21,555                         May 5, 1999
                4,311                         May 6, 1999
               26,731                        May 10, 1999
               43,110                        May 11, 1999
               15,520                        May 14, 1999
                8,622                        May 17, 1999
                8,622                        May 18, 1999
               21,555                        May 20, 1999
               12,933                        May 21, 1999
               21,555                        May 24, 1999
                8,622                        May 25, 1999
                8,622                        May 27, 1999
                4,311                        May 28, 1999
               10,777                        June 1, 1999
               21,555                        June 2, 1999
                4,311                        June 3, 1999
                6,466                        June 4, 1999
               21,555                        June 7, 1999
                8,622                        June 8, 1999
               21,555                        June 9, 1999
                8,622                       June 10, 1999
               21,555                       June 15, 1999
               21,555                       June 16, 1999
               21,555                       June 17, 1999
               21,555                       June 18, 1999
               21,555                       June 22, 1999
               21,555                       June 23, 1999
               21,555                       June 25, 1999
               21,555                       June 28, 1999
               43,110                       June 29, 1999
                8,622                        Aug. 3, 1999
                2,155                        Aug. 4, 1999
                8,622                       Aug. 10, 1999
                1,724                       Aug. 11, 1999
                6,035                       Aug. 12, 1999
                  862                       Aug. 13, 1999
                1,724                       Aug. 16, 1999
                2,587                       Aug. 17, 1999
                4,311                       Aug. 18, 1999
                3,651                       Sept. 1, 1999

                  Pursuant to the Purchase Program, AOEP acquired a total of 230,846 shares of Common Stock through open market purchases as follows:

CUSIP No. 008318107                  13D               Page  19  of  38  Pages
          ---------                                         ----    ----


           NO. OF SHARES                   DATE ACQUIRED

                5,278                        Feb. 3, 1999
                1,721                       Feb. 26, 1999
                1,721                       March 1, 1999
                  516                       March 2, 1999
                1,377                       March 4, 1999
                1,446                       March 5, 1999
                2,465                       March 8, 1999
                2,410                       March 9, 1999
                2,823                      March 10, 1999
                1,790                      March 11, 1999
               27,044                      March 16, 1999
                  688                      March 17, 1999
               71,533                      March 19, 1999
                1,377                      March 31, 1999
                  516                       April 6, 1999
                  344                       April 7, 1999
                  688                       April 8, 1999
                  861                       April 9, 1999
                5,512                      April 13, 1999
                3,445                      April 14, 1999
                1,654                      April 15, 1999
                3,445                      April 20, 1999
                1,378                      April 22, 1999
                  689                         May 4, 1999
                3,445                         May 5, 1999
                  689                         May 6, 1999
                4,269                        May 10, 1999
                6,890                        May 11, 1999
                2,480                        May 14, 1999
                1,378                        May 17, 1999
                1,378                        May 18, 1999
                3,445                        May 20, 1999
                2,067                        May 21, 1999
                3,445                        May 24, 1999
                1,378                        May 25, 1999
                1,378                        May 27, 1999
                  689                        May 28, 1999
                1,723                        June 1, 1999
                3,445                        June 2, 1999
                  689                        June 3, 1999
                1,034                        June 4, 1999
                3,445                        June 7, 1999
                1,378                        June 8, 1999
                3,445                        June 9, 1999
                1,378                       June 10, 1999
                3,445                       June 15, 1999
                3,445                       June 16, 1999
                3,445                       June 17, 1999
                3,445                       June 18, 1999
                3,445                       June 22, 1999
                3,445                       June 23, 1999

CUSIP No. 008318107                  13D               Page  20  of  38  Pages
          ---------                                         ----    ----


           NO. OF SHARES                   DATE ACQUIRED

                3,445                       June 25, 1999
                3,445                       June 28, 1999
                6,890                       June 29, 1999
                1,378                        Aug. 3, 1999
                  345                        Aug. 4, 1999
                1,378                       Aug. 10, 1999
                  276                       Aug. 11, 1999
                  965                       Aug. 12, 1999
                  138                       Aug. 13, 1999
                  276                       Aug. 16, 1999
                  413                       Aug. 17, 1999
                  689                       Aug. 18, 1999
                  349                       Sept. 1, 1999

                  Pursuant to the Purchase Program, Crowell acquired 100,000 shares of Common Stock through open market purchases as follows:

           NO. OF SHARES                   DATE ACQUIRED

               12,500                       Feb. 26, 1999
               12,500                       March 1, 1999
                3,750                       March 2, 1999
               10,000                       March 4, 1999
               10,500                       March 5, 1999
                  750                       March 8, 1999
               50,000                      March 19, 1999

                  Pursuant to the Purchase Program, Roeder acquired 75,000 shares of Common Stock through open market purchases as follows:

           NO. OF SHARES                   DATE ACQUIRED

               12,500                       Feb. 26, 1999
               12,500                       March 1, 1999
                3,750                       March 2, 1999
               10,000                       March 4, 1999
               10,500                       March 5, 1999
                  750                       March 8, 1999
               10,000                      March 31, 1999
                3,750                       April 6, 1999
                2,500                       April 7, 1999
                5,000                       April 8, 1999
                3,750                       April 9, 1999

                  Pursuant to the Purchase Program, Parsky acquired 200,000 shares of Common Stock through open market purchases as follows:

CUSIP No. 008318107                  13D               Page  21  of  38  Pages
          ---------                                         ----    ----


           NO. OF SHARES                   DATE ACQUIRED

               12,500                       Feb. 26, 1999
               12,500                       March 1, 1999
                3,750                       March 2, 1999
               10,000                       March 4, 1999
               10,500                       March 5, 1999
                  750                       March 8, 1999
               17,500                       March 9, 1999
               20,500                      March 10, 1999
               12,000                      March 11, 1999
               50,000                      March 16, 1999
               50,000                      March 19, 1999

                  (d) The right to receive distributions, and proceeds from the sale of the 8,417,115 and 1,343,763 shares of Common Stock held of record by AEP and AOEP, respectively, is governed by their respective limited partnership agreements, and such distributions or proceeds may be made with respect to the general and limited partnership interests in AEP and AOEP.

                  (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  STOCKHOLDERS AGREEMENT. AEP, AOEP, GEPT and Messrs. Crowell, Parsky and Roeder are parties to that certain Stockholders Agreement, dated August 2, 1994, among Aftermarket Technology Holdings Corp. (the predecessor-in-interest to the Issuer), and certain of its stockholders, optionholders and warrant holders (as amended to date, the "Stockholders Agreement"). Under the Stockholders Agreement, certain stockholders of the Issuer, including GEPT, have granted to the Aurora Partnerships an irrevocable proxy pursuant to which the Aurora Partnerships can vote the shares subject to the proxy in such manner as the Aurora Partnerships shall determine in their respective sole and absolute discretion. The aggregate number of shares subject to such irrevocable proxy is approximately 1,295,120 shares, or 6.4% of the total outstanding shares of Common Stock. Each proxy terminates upon the earlier to occur of the transfer of the subject shares or July 31, 2004. In addition, the parties to the Stockholders Agreement have agreed to provide the Issuer with written notice prior to any proposed transfer of their shares of Common Stock.

                  The Stockholders Agreement also provides that if, after the Aurora Partnerships distribute their shares of Common Stock to their limited partners, any such limited partner holds 10% or more of the outstanding Common Stock, such limited partner (the "Demand Holder") will have the right to require the Issuer to use its best efforts to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the resale of the Demand Holder's shares in an underwritten offering. If following such offering the Demand Holder still holds 10% or more of the outstanding Common Stock, the Demand Holder will have one additional "demand" registration right.

                  The Issuer will bear all expenses incident to any registration effected pursuant to the Stockholders Agreement, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder. Each selling stockholder and the underwriters through whom shares are sold on

CUSIP No. 008318107                  13D               Page  22  of  38  Pages
          ---------                                         ----    ----


behalf of a selling stockholder will be entitled to customary indemnification from the Issuer against certain liabilities, including liabilities under the Securities Act.

                  In connection with a December 1996 private placement to GEPT, the Issuer granted a "demand" registration right to GEPT. Such registration right covers the 955,794 shares issued in the private placement as well as 300,000 shares of Common Stock owned by GEPT prior to the private placement. Pursuant to this registration right, GEPT may, subject to certain limitations, require the Issuer to use its best efforts to file a registration statement under the Securities Act covering the resale of such shares of Common Stock. In addition, GEPT was granted a "piggyback" registration right to include such shares on a pro rata basis in any registration effected for the account of any person exercising a contractual "demand" registration right granted by the Issuer in the future. All fees, costs and expenses of such registration (other than underwriting discounts and commissions) will be borne by the Issuer. GEPT and any underwriters through whom shares are sold on behalf of GEPT will be entitled to customary indemnification from the Issuer against certain liabilities, including liabilities under the Securities Act. GEPT's registration rights may not be exercised until after December 20, 1999.

                  The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is included as an exhibit hereto and incorporated herein by reference.

                  MANAGEMENT SERVICES AGREEMENT. The Issuer also pays to ACP a base annual management fee of approximately $549,420 for advisory and consulting services pursuant to a written management services agreement (the "Management Services Agreement"). ACP is also entitled to reimbursements from the Issuer for all of its reasonable out-of-pocket costs and expenses incurred in connection with the performance of its obligations under the Management Services Agreement. The base annual management fee is subject to increase, at the discretion of the disinterested members of the Issuer's Board of Directors, by up to an aggregate of $250,000 in the event the Issuer consummates one or more significant corporate transactions. The base annual management fee has not been increased as a result of any of the Issuer's acquisitions. The base annual management fee is also subject to increase for specified cost of living increases pursuant to which the base annual management fee was most recently increased in January 1999 from $540,767. If the Issuer's EBITDA in any year exceeds management's budgeted EBITDA by 15.0% or more for that year, ACP will be entitled to receive an additional management fee equal to one half of its base annual management fee for such year. Because the Issuer's EBITDA did not exceed management's budgeted EBITDA by 15.0% in 1998, ACP did not receive this additional management fee in 1998. In the event the Issuer consummates any significant acquisitions or dispositions, ACP will be entitled to receive a closing fee from the Issuer equal to 2.0% of the first $75.0 million of the acquisition consideration (including debt assumed and current assets retained) and 1.0% of acquisition consideration (including debt assumed and current assets retained) in excess of $75.0 million.

                  Notwithstanding the foregoing, no payment will be made to ACP pursuant to the Management Services Agreement at any time that certain events of default shall have occurred and be then continuing under any of the Indentures governing the Issuer's 12% Senior Subordinated Notes due 2004 or the Issuer's bank credit facility. The Management Services Agreement also provides that the Issuer shall provide ACP and its directors, employees, partners and affiliates with customary indemnification against all actions not involving gross negligence or willful misconduct.

                  The base annual management fee payable to ACP will be reduced as the collective beneficial ownership of Common Stock by the Aurora Partnerships declines below 50% as follows: for any period during which the collective beneficial ownership of the Aurora Partnerships is less than 50% but at least 40%, the base annual management fee payable for the

CUSIP No. 008318107                  13D               Page  23  of  38  Pages
          ---------                                         ----    ----


period will be 80% of the original base annual management fee (as such original base annual management fee may previously have been adjusted due to discretionary increases by the Board of Directors or cost of living increases as described above, the "Original Fee"); for any period during which the Aurora Partnerships' collective beneficial ownership is less than 40% but at least 30%, the base annual management fee payable for the period will be 60% of the Original Fee; and for any period during which the collective beneficial ownership of the Aurora Partnerships is less than 30% but at least 20%, the base annual management fee payable for the period will be 40% of the Original Fee. If the Aurora Partnerships' collective beneficial ownership declines below 20%, the Management Services Agreement will terminate. Effective May 1, 1998, the Management Services Agreement was assigned by ACP to Aurora Management Partners LLC, a Delaware limited liability company.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Stockholders Agreement, dated as of August 2, 1994, among Aftermarket Technology Holdings Corp. (the predecessor-in-interest to the Issuer), and certain of its stockholders, optionholders and warrant holders (the Stockholders Agreement) (previously filed as Exhibit 10.1 to the Issuer's Registration Statement on Form S-4 filed on November 30, 1994, Commission File No. 33-86838, and incorporated herein by this reference)

         Exhibit 2 Amendment No. 1 to the Stockholders Agreement, dated as of June 24, 1996 (previously filed as Exhibit 10.38 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1 filed on November 6, 1996, Commission File No. 333-5597, and incorporated herein by this reference)

         Exhibit 3 Amendment No. 2 to the Stockholders Agreement, dated as of October 24, 1996 (previously filed as Exhibit 10.39 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1 filed on November 6, 1996, Commission File No. 333-5597, and incorporated herein by this reference)

         Exhibit 4 Amendment No. 3 to Stockholders Agreement, dated as of December 4, 1996 (previously filed as Exhibit 10.4 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by this reference)

         Exhibit 5 Amendment No. 4 to Stockholders Agreement, dated as of December 16, 1996 (previously filed as Exhibit
                           10.5 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by this reference)

         Exhibit 6 Amended and Restated Management Services Agreement, dated as of November 18, 1996, by and among the Issuer, the Issuer's subsidiaries, and Aurora Capital Partners L.P. (previously filed as Exhibit 10.4 to Amendment No. 4 to the Issuer's Registration Statement on Form S-1 filed on October 25, 1996, Commission File No. 333-5597, and incorporated herein by this reference)

         Exhibit 7 Joint Filing Agreement by and among AEP, AOEP, ACP, AOCP, AAI, AOAL, Crowell, Parsky, Roeder, GEPT, GEIC and GE, dated September 20, 1999.

CUSIP No. 008318107                   13D               Page  24  of  38  Pages
          ---------                                          ----    ----


                                   SIGNATURE

                  After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

AURORA EQUITY PARTNERS L.P.

By:      Aurora Capital Partners L.P.,
         its general partner

By:      Aurora Advisors, Inc.,
         its general partner

By:      /s/  Richard K. Roeder                              September 20, 1999
   --------------------------------------------------
            Richard K. Roeder, Vice President

AURORA OVERSEAS EQUITY
PARTNERS I, L.P.

By:      Aurora Overseas Capital Partners L.P.,
         its general partner

By:      Aurora Overseas Advisors, Ltd.,
         its general partner



By:      /s/ Richard K. Roeder                               September 20, 1999
   --------------------------------------------------
           Richard K. Roeder, Director

AURORA CAPITAL PARTNERS L.P.

By:      Aurora Advisors, Inc.,
         its general partner

                                                             September 20, 1999

By:      /s/ Richard K. Roeder
   --------------------------------------------------
            Richard K. Roeder, Vice President

CUSIP No. 008318107                   13D               Page  25  of  38  Pages
          ---------                                          ----    ----

AURORA OVERSEAS CAPITAL
PARTNERS L.P.

By:      Aurora Overseas Advisors, Ltd.,
         its general partner


By:      /s/ Richard K. Roeder                               September 20, 1999
   --------------------------------------------------
           Richard K. Roeder, Director


AURORA ADVISORS, INC.

                                                             September 20, 1999


By:      /s/ Richard K. Roeder
   --------------------------------------------------
        Richard K. Roeder, Vice President

AURORA OVERSEAS ADVISORS, LTD.




By:      /s/ Richard K. Roeder                               September 20, 1999
   --------------------------------------------------
               Richard K. Roeder, Director


         /s/ Richard R. Crowell                              September 20, 1999
   --------------------------------------------------
               RICHARD R. CROWELL


         /s/ Richard K. Roeder                               September 20, 1999
   --------------------------------------------------
               RICHARD K. ROEDER


         /s/ Gerald L. Parsky                                September 20, 1999
   --------------------------------------------------
               GERALD L. PARSKY

CUSIP No. 008318107                   13D               Page  26  of  38  Pages
          ---------                                          ----    ----

GENERAL ELECTRIC PENSION TRUST


By:      General Electric Investment Corporation,
         its Investment Manager



By:      /s/ Michael M. Pastore                              September 20, 1999
   --------------------------------------------------
            Michael M. Pastore, Vice President



GENERAL ELECTRIC INVESTMENT CORPORATION



By:      /s/ Michael M. Pastore                              September 20, 1999
   --------------------------------------------------
            Michael M. Pastore, Vice President



GENERAL ELECTRIC COMPANY



By:      /s/ John H. Myers                                   September 20, 1999
   --------------------------------------------------
        John H. Myers, Vice President

CUSIP No. 008318107                   13D               Page  27  of  38  Pages
          ---------                                          ----    ----



                                   SCHEDULE A

                     AURORA ADVISORS, INC. EXECUTIVE OFFICERS


The business address of each of the persons listed below is Aurora Capital Partners L.P., 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.



OFFICERS                              POSITION(S)
--------                              -----------
Gerald L. Parsky                      Chairman of the Board and managing director of ACP

Richard K. Roeder                     Vice President and Assistant Secretary and managing director of ACP

Richard R. Crowell                    Vice President and Secretary and managing director of ACP

Frederick J. Elsea, III               Chief Financial Officer and Chief Financial Officer of ACP

CUSIP No. 008318107                   13D               Page  28  of  38  Pages
          ---------                                          ----    ----


                                   SCHEDULE B

                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

         The business address of each of the persons listed below is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

         The names and principal occupations of the officers of General Electric Company are as follows:



OFFICERS                POSITION(S)
--------                -----------
J.F. Welch, Jr.         Chairman of the Board and Chief Executive Officer

P.D. Ameen              Vice President and Comptroller

J.R. Bunt               Vice President and Treasurer

D.L. Calhoun            Senior Vice President - GE Lighting

W.J. Conaty             Senior Vice President - Human Resources

D.M. Cote               Senior Vice President - GE Appliances

D.D. Dammerman          Vice Chairman of the Board and Executive Officer, Chairman and Chief
                        Executive Officer, General Electric Capital Services, Inc.

L.S. Edelheit           Senior Vice President - Corporate Research and Development

B.W. Heineman, Jr.      Senior Vice President - General Counsel and Secretary

J.R. Immelt             Senior Vice President - GE Medical Systems

G.S. Malm               Senior Vice President - Asia

W.J. McNerney, Jr.      Senior Vice President - GE Aircraft Engines

E.F. Murphy             Vice Chairman of the Board and Executive Officer

R.L. Nardelli           Senior Vice President - GE Power Systems

R.W. Nelson             Vice President - Corporate Financial Planning and Analysis

J.D. Opie               Vice Chairman of the Board and Executive Officer

G.M. Reiner             Senior Vice President - Chief Information Officer

J.G. Rice               Vice President - GE Transportation Systems

G.L. Rogers             Senior Vice President - GE Plastics

K.S. Sherin             Senior Vice President - Finance and Chief Financial Officer

L.G. Trotter            Senior Vice President - GE Industrial Systems

CUSIP No. 008318107                   13D               Page  29  of  38  Pages
          ---------                                          ----    ----



                                   CITIZENSHIP
                            (OTHER THAN UNITED STATES)

G.S. Malm                  Sweden



         The names, business addresses and principal occupations of the
Directors of General Electric Company are as follows:
---------------- ------------------------------------------- ------------------------------

                 PRESENT PRINCIPAL                           PRESENT
OFFICERS         OCCUPATION                                  BUSINESS ADDRESS
---------------- ------------------------------------------- ------------------------------
---------------- ------------------------------------------- ------------------------------
J.I. Cash, Jr.   Professor of Business                       Harvard Business School
                 Administration-Graduate School of           Baker Library 187
                 Business Administration, Harvard            Soldiers Field
                 University                                  Boston, MA 02163
---------------- ------------------------------------------- ------------------------------
---------------- ------------------------------------------- ------------------------------

S.S. Cathcart    Retired Chairman, Illinois Tool Works       222 Wisconsin Avenue
                                                             Suite 103
                                                             Lake Forest, IL 60045
---------------- ------------------------------------------- ------------------------------
---------------- ------------------------------------------- ------------------------------

D.D. Dammerman   Vice Chairman of the Board and              General Electric Company
                 Executive Officer, General Electric         3135 Easton Turnpike
                 Company; Chairman and Chief Executive       Fairfield, CT 06431
                 Officer, General Electric Capital
                 Services, Inc.
---------------- ------------------------------------------- ------------------------------
---------------- ------------------------------------------- ------------------------------

P. Fresco        Chairman of the Board, Fiat SpA             Fiat SpA
                                                             via Nizza 250
                                                             10126 Torino, Italy
---------------- ------------------------------------------- ------------------------------
---------------- ------------------------------------------- ------------------------------

C.X. Gonzalez    Chairman of the Board and Chief             Kimberly-Clark de Mexico
                 Executive Officer, Kimberly-Clark de        S.A. de C.V.
                 Mexico, S.A. de C.V.                        Jose Luis Lagrange 103
                                                             Tercero Piso
                                                             Colonia Los Morales
                                                             Mexico, D.F. 11510, Mexico
---------------- ------------------------------------------- ------------------------------
---------------- ------------------------------------------- ------------------------------

Andea Jung       President and Chief Operating Officer,      Avon Products, Inc.
                 Avon Products, Inc.                         1345 Avenue of the Americas
                                                             New York, NY 10105
---------------- ------------------------------------------- ------------------------------
---------------- ------------------------------------------- ------------------------------

G.G. Michelson   Former Member of the Board of               Federated Department Stores
                 Directors, Federated Department Stores      151 West 34th Street
                                                             New York, NY 10001
---------------- ------------------------------------------- ------------------------------
---------------- ------------------------------------------- ------------------------------

E.F. Murphy      Vice Chairman of the Board and              General Electric Company
                 Executive Officer, General Electric         3135 Easton Turnpike
                 Company                                     Fairfield, CT 06431
---------------- ------------------------------------------- ------------------------------


CUSIP No. 008318107                   13D               Page  30  of  38  Pages
          ---------                                          ----    ----


----------------- ------------------------------------------- ------------------------------------
S. Nunn           Partner, King & Spalding                    King & Spalding
                                                              191 Peachtree Street, N.E.
                                                              Atlanta, Georgia 30303
----------------- ------------------------------------------- ------------------------------------
----------------- ------------------------------------------- ------------------------------------

J.D. Opie         Vice Chairman of the Board and              General Electric Company
                  Executive Officer, General Electric         3135 Easton Turnpike
                  Company                                     Fairfield, CT 06431
----------------- ------------------------------------------- ------------------------------------
----------------- ------------------------------------------- ------------------------------------

R.S. Penske       Chairman of the Board and President,        Penske Corporation
                  Penske Corporation                          13400 Outer Drive, West
                                                              Detroit, MI 48239-4001
----------------- ------------------------------------------- ------------------------------------
----------------- ------------------------------------------- ------------------------------------

F.H.T. Rhodes     President Emeritus, Cornell University      Cornell University
                                                              3104 Snee Building
                                                              Ithaca, NY 14853
----------------- ------------------------------------------- ------------------------------------
----------------- ------------------------------------------- ------------------------------------

A.C. Sigler       Retired Chairman of the Board and CEO       Champion International Corporation
                  and former Director, Champion               1 Champion Plaza
                  International Corporation                   Stamford, CT 06921
----------------- ------------------------------------------- ------------------------------------
----------------- ------------------------------------------- ------------------------------------

D.A. Warner III   Chairman of the Board, President, and       J.P. Morgan & Co., Inc.
                  Chief Executive Officer, J.P. Morgan &      & Morgan Guaranty Trust Co.
                  Co. Incorporated and Morgan Guaranty        60 Wall Street
                  Trust Company                               New York, NY 10260
----------------- ------------------------------------------- ------------------------------------
----------------- ------------------------------------------- ------------------------------------

J.F. Welch, Jr.   Chairman of the Board and Chief             General Electric Company
                  Executive Officer, General Electric         3135 Easton Turnpike
                  Company                                     Fairfield, CT 06431
----------------- ------------------------------------------- ------------------------------------

                                CITIZENSHIP
                         (OTHER THAN UNITED STATES)

C.X. Gonzalez              Mexico

P. Fresco                  Italy

Andrea Jung                Canada

CUSIP No. 008318107                   13D               Page  31  of  38  Pages
          ---------                                          ----    ----


                          GENERAL ELECTRIC PENSION TRUST

         The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

         The names and principal occupations of each of the Trustees of the General Electric Pensions Trust are as follows:



OFFICERS                              POSITION(S)
--------                              -----------

Eugene K. Bolton                      Executive Vice President of GEIC and GEIM

Michael J. Cosgrove                   Executive Vice President of GEIC and GEIM

John H. Myers                         Vice President of General Electric
                                      Company, Chairman of the Board and
                                      President of GEIC and GEIM

Ralph R. Layman                       Executive Vice President of GEIC and GEIM

Alan M. Lewis                         Executive Vice President, General Counsel
                                      and Secretary of GEIC and GEIM

Robert A. MacDougall                  Executive Vice President of GEIC and GEIM

John J. Walker                        Executive Vice President - Chief Financial
                                      Officer of GEIC and Executive Vice
                                      President - Chief Financial Officer of
                                      GEIM

Donald W. Torey                       Executive Vice President of GEIM and GEIC

CUSIP No. 008318107                   13D               Page  32  of  38  Pages
          ---------                                          ----    ----

                      GENERAL ELECTRIC INVESTMENT CORPORATION

         The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

         The names and principal occupations of the officers of General Electric Investment Corporation are as follows:

OFFICERS                              POSITION(S)
--------                              -----------

John H. Myers                         Chairman of the Board and President

Eugene K. Bolton                      Executive Vice President

Michael J. Cosgrove                   Executive Vice President

Ralph R. Layman                       Executive Vice President

Alan M. Lewis                         Executive Vice President, General
                                      Counsel and Secretary

Robert A. MacDougall                  Executive Vice President

Geoffrey R. Norman                    Executive Vice President

John J. Walker                        Executive Vice President - Chief
                                      Financial Officer

Donald W. Torey                       Executive Vice President

Peter J. Hathaway                     Senior Vice President - Equity Portfolios

Elaine G. Harris                      Senior Vice President - Equity Portfolios

Paul C. Reinhardt                     Senior Vice President - Equity Portfolios

Christopher W. Smith                  Senior Vice President - Equity Investments

David B. Carlson                      Senior Vice President - Equity Portfolios

Christopher D. Brown                  Senior Vice President - Equity Portfolios

Richard L. Sanderson                  Senior Vice President - Equity Research

Robert R. Kaelin                      Senior Vice President - Municipal Bonds

Philip A. Riordan                     Senior Vice President - Real Estate

Judith A. Studer                      Senior Vice President - International
                                      Equity Portfolios

Brian Hopkinson                       Senior Vice President - International
                                      Equity Portfolios

Michael J. Caulfield                  Senior Vice President - Municipal Bonds

James M. Mara                         Senior Vice President - International
                                      Private Equities

Makoto F. Sumino                      Vice President - International Equity
                                      Portfolios

Daniel J. Barker                      Vice President - International Equity
                                      Portfolios

Michael J. Solecki                    Vice President - International Equity
                                      Portfolios

Daizo Motoyoshi                       Vice President - International Equity
                                      Portfolios

CUSIP No. 008318107                   13D               Page  33  of  38  Pages
          ---------                                          ----    ----
OFFICERS                              POSITION(S)
--------                              -----------

Damian J. Maroun                      Vice President - Equity Trading

Gerald L. Igou                        Vice President  - Equity Investments

Tara K. Holbrook                      Vice President - Equity Investments

Ralph E. Whitman                      Vice President - Equity Investments

Jane E. Hackney                       Vice President - Equity Investments

Mark A. Mitchell                      Vice President - Equity Investments

John H. Schaetzl                      Vice President - Domestic Equities

Anthony J. Sirabella                  Vice President - Information Technology

Jeffrey A. Groh                       Vice President - Operations

William R. Wright                     Vice President - Fixed Income

David J. Beck                         Vice President  - Fixed Income

Robert W. Aufiero                     Vice President - Fixed Income

Kathleen S. Brooks                    Vice President - Fixed Income

William W. Healey                     Vice President - Fixed Income

T. Brent Jones                        Vice President - Fixed Income

Stella V. Lou                         Vice President - Municipal Bonds

Michael A. Sullivan                   Vice President - Municipal Bonds

Susan M. Courtney                     Vice President - Municipal Bonds

David W. Wiederecht                   Vice President - Private Equities

Wolfe H. Bragin                       Vice President - Private Equities

Andreas T. Hildebrand                 Vice President - Private Equities

Patrick J. McNeela                    Vice President - Private Equities

Anthony J. Mariani                    Vice President - Private Equities

B. Bradford Barrett                   Vice President - Real Estate

Robert P. Gigliotti                   Vice President - Real Estate

Preston R. Sargent                    Vice President - Real Estate

Jeanne M. LaPorta                     Vice President - Associate General Counsel
                                      and Assistant Secretary

Michael M. Pastore                    Vice President - Associate General Counsel
                                      and Assistant Secretary

Scott A. Silberstein                  Vice President - Associate General Counsel
                                      and Assistant Secretary

CUSIP No. 008318107                   13D               Page  34  of  38  Pages
          ---------                                          ----    ----



Matthew J. Simpson                    Vice President - Associate General Counsel
                                      and Assistant Secretary

Marc R. Bryant                        Vice President - Associate General Counsel
                                      and Assistant Secretary

Michael J. Strone                     Vice President - Associate General Counsel
                                      and Assistant Secretary

Robert J. Zalucki                     Vice President - Tax Counsel


         The names and principal occupations of the Directors of GEIC are as follows:


OFFICERS                              POSITION(S)
--------                              -----------
Eugene K. Bolton                      Executive Vice President of GEIC and GEIM
                                      and Trustee of GEPT

Michael J. Cosgrove                   Executive Vice President of GEIC and GEIM
                                      and Trustee of GEPT

John H. Myers                         Vice president of General Electric
                                      Company, Chairman of the Board and
                                      President of GEIC and GEIM and Trustee
                                      of GEPT

Ralph R. Layman                       Executive Vice President of GEIC and GEIM
                                      and Trustee of GEPT

Alan M. Lewis                         Executive Vice President, General Counsel
                                      and Secretary of GEIC and GEIM and
                                      Trustee of GEPT

Robert A. MacDougall                  Executive Vice President of GEIC and GEIM
                                      and Trustee of GEPT

Geoffrey R. Norman                    Executive Vice President of GEIC and GEIM

John J. Walker                        Executive Vice President - Chief Financial
                                      Officer of GEIC and Executive Vice
                                      President - Chief Financial Officer of
                                      GEIM and Trustee of GEPT

Donald W. Torey                       Executive Vice President of GEIC and GEIM
                                      and Trustee of GEPT